Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: April 25, 2014

23-Apr-2014

TriQuint Semiconductor, Inc. (TQNT) Q1 2014 Earnings call

TriQuint Semiconductor, Inc. (TQNT)

Q1 2014 Earnings Call

CORPORATE PARTICIPANTS

Grant A. Brown Director-Investor Relations, TriQuint Semiconductor, Inc.	Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.

OTHER PARTICIPANT S

Edward F. Snyder Analyst, Charter Equity Research, Inc.	JoAnne Feeney Analyst, ABR Investment Strategy LLC

Steven Smigie Senior Vice President, Raymond James & Associates, Inc.	Mike A. Burton Analyst, Brean Capital LLC

Quinn Bolton Analyst, Needham & Co. LLC	Tom R. Diffely Analyst, D. A. Davidson & Co.

Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	David Duley Analyst, Steelhead Securities LLC

Siddharth Sinha Analyst, Canaccord Genuity, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the TriQuint Semiconductor First Quarter Earnings Call. [Operator Instructions] Thank you. I would now like to turn the call over to Grant Brown. you may begin.

Grant A. Brown

Director-Investor Relations, TriQuint Semiconductor, Inc.

Thank you, Victoria. Good afternoon, everyone and welcome to our first quarter 2014 conference call. I’m Grant Brown, Director of Investor Relations. And with me today are Ralph Quinsey, our President and Chief Executive Officer; and Steve Buhaly, our Chief Financial Officer.

During the call we’ll make forward-looking statements about TriQuint’s business, our projected financial results and our proposed merger with RFMD. Actual results could differ materially from our projections based on various risk factors, including those described in a press release we issued earlier today and our reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

All financial measures presented in today’s call are on a non-GAAP basis. Non-GAAP financial measures report tax on a cash basis and include – exclude, excuse me, equity compensation charges, entries associated with mergers and acquisitions, and other specifically identified non-routine items. These non-GAAP measures are provided to enhance understanding of our core operating performance. A full reconciliation of these non-GAAP measures to our GAAP results is in our press release and in the Investors section of our website.

I’ll now turn the call over to Ralph to provide an overview of the quarter.

Ralph G. Quinsey

President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.

Thanks, Grant, and good afternoon, everyone. I am very encouraged with TriQuint’s overall Q1 results and our progress on key improvement initiatives. In the first quarter, we delivered revenue of $177 .6 million and a loss of $0.06 per share, both favorable to prior guidance and the latter a substantial improvement over Q1 of last year. Specifically, cost improvements and better product mix led to a year-over-year gross margin increase of approximately 12 percentage points.

Our goals this year include transitioning our mix from legacy to premium mobile products, improvements in operational efficiency and continued growth in the output of new products with emphasis on infrastructure and defense markets.

Looking forward, I expect gross margins to improve with healthy year-over-year comparison each quarter of 2014. The combination of cost reduction initiatives and improved product mix is expected to drive gross margins above 40% on average over the next three quarters.

Finally we continue to execute on key development projects and have maintained a high level of new product output with 36 new product introductions in Q1.

Crowded spectrum, carrier aggregation and expanding LTE adoption are driving greater RF value within both our infrastructure and mobile markets. At TriQuint, technology investment fuels our growth and keeps us at the forefront of a constantly changing RF industry.

As an example, our Band 13 Duplexer developed on our Next Generation TC Soft technology demonstrates an 80% improvement in temperature compensation performance. Premium performance differentiates us, whether it takes the form of isolation in optical products, temperature compensation in passive products, lower current drain in mobile products, or more reliable high power in radar products.

Our benchmark GaN technology delivers four to five times the power density of a typical GaAs process and we have an industry-leading BAW technology where few competitors are keeping up with the requirements for premium filters.

Additionally, small solution size is an important feature. Customers are asking for more functionality in the same or even smaller footprint. As the RF industry evolves, we see an overriding trend towards small solution size in many of our markets. In this environment TriQuint is creating a competitive advantage with advanced packaging expertise, such as our space saving copper flip interconnect, eliminating the need for wire bonds, and our small but robust wafer level packaging for filters.

As dense RF integration becomes common place, premium performance combined with compact size will continue to displace the commodity RF discrete components in use today.

On February 24th, TriQuint and RFMD announced a transformational industry event, a merger creating a new industry leader with unmatched capabilities for solving next generation RF challenges.

I believe high speed, broadband wireless connectivity will be the foundation for future economies and the combination of TriQuint and RFMD is well-positioned to become a new market leader. Our merger creates a sizeable technology powerhouse and likely the largest RF player in the combined infrastructure and defense markets.

In the mobile space, TriQuint and RFMD complement each other incredibly well with high volume module manufacturing, technology leadership, and a broad, well -matched product portfolio.

Overall, we are bringing together two very complementary companies with minimal market overlap. Our new company will bring impressive scale, technology and product innovation to our marketplace, benefiting customers and setting the standard for our industry.

Integration planning is well under way and, as we discussed in Barcelona, we see a clear path to creating significant value and strong financial performance. This transaction is expected to close in the second half of 2014 and I look forward to updating investors on progress.

Looking more specifically at TriQuint standalone, mobile devices saw a sequential drop in revenue of 45% coming off a very strong Q4 last year. First quarter seasonality, plus a temporary inventory correction at a significant customer contributed to the larger than normal revenue decline. I am happy to report we offset much of the gross margin headwinds that typically come with such a large seasonal decline with reduced cost and a better product mix.

Looking forward, we see a significant step up in Q2 demand for mobile and continued financial improvement. As a side note to improve transparency, we have updated and reclassified our mobile revenue trend data to better reflect current categories of interest for investors. This data is available on our website.

In summary 2G/3G revenues declined year-over-year as we transition away from legacy products, with significant growth in 4G LTE revenue across a broad set of customers. We believe we are in the early stages of LTE adoption with only about 20% to 25% of handsets incorporating LTE capability by the end of 2014. To be clear, LTE expansion represents our single largest growth driver over the next several years as carriers expand their LTE networks. RF content is also expanding.

A good example of this is the recent move by China Mobile to require 5-mode, 10 band support for all TD-LTE smartphones sold directly under contract. It is important to note that LTE not only drives more filters per phone, but also an increased need for premium filters to address challenging bands or where frequency spectrum is cowded. For instance, Band 13 is currently serviced by a commodity SAW duplexer but the tougher performance requirements have driven the need for a TC-SAW solution where TriQuint is a leader. Additionally, a number of these incremental bands not only require premium filters for LTE, but also co-existence filters to support low band Wi-Fi and LTE in the same handset. Despite their very small size, these discrete filters are one of our fastest growing product lines and represent a decade long effort to bring BAW from initial investment to full scale production.

Ultimately, these discrete devices combined with wafer level packaging will become the building blocks for future integrated modules. TriQuint has amassed a considerable amount of intellectual property related to both the design and manufacture of BAW filters and our pace of innovation is accelerating.

In summary, solid demand continues for MMPAs and is exploding for premium filters during these early stages of LTE growth. Over the next several years, we expect continued module integration of premium filters playing an increasingly important role in the mobile RF solution.

Turning to our infrastructure and defense end markets, excluding our discontinued non-strategic foundry sales, revenues were up 2% in Q1 as compared to Q1 last year and down 4.5% sequentially. In infrastructure, we continued to see healthy demand for base station products in support of the TD-LTE build-out in China. Revenue for this product line has more than doubled from the same period last year. Additionally in optical, last year’s Q3 inventory correction is behind us and demand for high performance optical drivers remains strong.

Defense revenue was seasonally down in Q1 following a very strong 2013 and the cyclical nature of large defense programs. The outlook for our combined defense and infrastructure product lines remains very encouraging, with new product revenue expected to accelerate in Q2.

Steve will now provide a detailed financial review of the quarter and outline our guidance for the second quarter.

Steven J. Buhaly

Chief Financial Officer, TriQuint Semiconductor, Inc.

Thank you, Ralph. For the first quarter of 2014, revenue was $177.6 million, down 4% from the first quarter of 2013 and down 34% sequentially. The year-on-year decline was driven by program timing in the defense market, while seasonality and channel inventory burn in the mobile devices market drove the sequential decline.

For the first quarter, our end market revenue split was 58% for mobile devices, 29% for network infrastructure, and 13% for defense and aerospace. Please refer to the supplemental data posted on the investor section of our website for a more detailed breakdown and trend of our revenue by market.

During the first quarter, Foxconn Technology Group accounted for 26% of our revenue. Please note that our end customers may use multiple subcontractors to build their products and that the mix of these firms may vary over time.

Our book-to-bill ratio for the quarter was 1.22, the highest in over two years. Gross margin was 35.3% for the first quarter of 2014, down sequentially from 37.2%, but up sharply from 22.8% in the first quarter of 2013. Better product mix, efficient factory management, and cost reduction efforts contributed to the improvement in margins.

Operating expenses were $70.9 million for the first quarter of 2014, down slightly from the prior quarter as we continued to manage expenses closely. A surge in employee stock option exercises caused payroll taxes to jump by about $2 million in the quarter. Much of this is a pull forward as the annual FICA contribution per employee is capped.

Tax expense for the first quarter was negligible. Net loss for the first quarter was $9.4 million or $0.06 per share. Total cash and investments increased by $ 84.5 million to $163.5 million during the first quarter. The increase was due to a lower accounts receivable balance and significant cash proceeds from employee stock option exercises.

Capital expenditures of $21.7 million, primarily for premium filter capacity, was slightly below quarterly depreciation. Regarding our proposed merger with RFMD, we’ve submitted our HSR application to the FTC and have filed our S-4 with the SEC. We anticipate filing with MOFCOM very soon.

Moving to our financial outlook, we believe second quarter revenue will be between $215 million and $225 million led by a strong recovery in our mobile market. Gross margin is expected to be between 37% and 38%.

Operating expenses are expected to decline to between $68 million and $70 million. Second quarter net income per diluted share is expected to be between $0.06 and $0.08 on about 180 million diluted shares. As of today we are fully booked to the mid-point of our Q2 revenue guidance.

On the Investor Relations front, we’re looking forward to seeing many of you during our upcoming investor related trips. We will be attending three conferences during the second quarter: The 6th Annual Technology Forum hosted by D.A. Davidson in New York on May 28th, the 11th Annual Craig Hallum Institutional Investor Conference in Minneapolis on the same day, and the 2014 Global Technology Conference hosted by Bank of America Merrill Lynch in San Francisco on Wednesday, June 4th, which will be webcast. Our Q2 2014 conference call is currently scheduled for July 23rd.

I will now turn the call over to Ralph for closing comments after which we will open the call to your questions.

Ralph G. Quinsey

President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.

These are exciting times for TriQuint and our industry. We are seeing increased demand for LTE infrastructure around the world and expanding RF content in Smartphones. The Proposed merger between TriQuint and RFMD will create a capability-rich new company with growth opportunities across mobile, infrastructure and defense applications. The combination creates a compelling line-up of products to serve the growing demand for dense RF integration.

Finally, the combined manufacturing scale of Newco will lead to improved levels of financial performance not achievable by either company on a standalone basis. Ultimately, this transaction will benefit customers and employees and investors.

Customers will benefit from high value, cost-effective products, and employees will be part of a larger and stronger company.

Lastly, we expect this merger to unlock significant value for shareholders. I continue to receive positive feedback on all fronts and integration planning is well under way. We are on track for a successful closing later this year with TriQuint bringing solid momentum to the combination.

Victoria, we’d now like to open up the call for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Edward Snyder.

Edward F. Snyder Analyst, Charter Equity Research, Inc.	Q

Thanks a lot. Steve, on last quarter’s call you guided us to, I think it was 40% gross margin in the last three quarters of the calendar year. It looks like we’re looking at about 37.5% for Q2. What changed? Is it mix, is it volume, is it pricing?

And then on the infrastructure and defense, Ralph you mentioned that it was going to be up more, up strong in the second half. It sounds like more than seasonal, but you guys also mentioned a strong recovery in mobile market in 2Q. Do you expect them to track each other in general or are we going to see one stronger than the other?

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Hi, Ed. I’ll take first question first. Nothing has changed with respect to our expectations for the period of Q2 through Q4 where we expect the average gross margin to meet or beat 40%.
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

And then on the second part of your question, we think mobile potentially will grow faster in Q2, and just in total dollars for the full year, but infrastructure and defense will see pretty good growth I think in Q2, and then the comparisons get easier in the second half. Q2 is the last quarter where we have the legacy non-strategic foundry revenue in the past quarter compare.

Edward F. Snyder Analyst, Charter Equity Research, Inc.	Q
Okay. Well Steve let me back up. Your outlook on the Press Release maybe I’m reading this wrong suggests 37% to 38% gross margin.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
For the second quarter.
Edward F. Snyder Analyst, Charter Equity Research, Inc. Right, so you’re talking about third and fourth quarter then?	Q
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Yes, so what we said last quarter and what we still believe is that for the period Q2 through Q4 of this year, the average gross margin will be 40% or better.
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
And we did indicate last quarter on the call that we might be a little bit below 40% in Q2 and above 40% in Q3 but the average would be 40%.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
If you look at typical year, last year, we tend to have better margins in the second half of the year associated with better volume.
Edward F. Snyder Analyst, Charter Equity Research, Inc.	Q

Great okay, sorry, and then Ralph, you mentioned a big improvement in TC-SAW performance. What does that do for you in 2014? Do you think it will make, put TriQuint far and away as a leader in TC-SAW on volume this year or will it be a more competitive market between you, and say, Panasonic Morata?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes, so right now we are sampling our Next Generation TC-SAW—fairly widely sampled and getting quite a bit of positive feedback. I would expect material revenue with the next generation TC-SAW to probably start hitting later in the year, Q4. The specifications specifically around Band 13 are getting more challenging and this technology looks like it’s a perfect match for the requirements. So right now I think we’re very competitive with our current generation of TC-SAW with all competitors. I think that we will step ahead later this year with material revenue associated with it.

Edward F. Snyder Analyst, Charter Equity Research, Inc.	Q

The Band 13 change occurred—I think it was in products being released this year, right? Last year they got by using SAW but if I’m correct didn’t it change like late last year, beginning of this year, so that now, especially with Verizon, it’s a much tighter spec, so can we expect that 13 will be the required TC-SAW this year in products?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

So, if I understood your question, Ed, it’s a little bit technical. The specifications are getting tighter for the requirements around Band 13 because the industry is trying to use the full amount of spectrum. There was relaxations associated in now and in prior generations and so that will roll out as carriers require suppliers to give you part and allow you to use the full available spectrum.

Edward F. Snyder Analyst, Charter Equity Research, Inc.	Q

Okay. Final question, you also said you offset some of the decline at your largest customer with better product mix. Does that just apply to the margin profile of the mix, or did you think you also picked up some revenue, and where would that be? And secondarily, how do you think you’re doing at Samsung on the new flagship models? Will you be there in amps or just more strategic filters? Thanks.

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, so I’ll answer the second question. I think we’re going to do fine with the wide breadth of customers, including Samsung. I think that where we are playing now is on the premium side of products, MMPAs. And on premium filters, we’re seeing good design wins where we plan MMPAs in both Korea and in China and, of course, discrete filters across-the-board.

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

Now, the first question—I think the question really was typically we see a much more significant fall-off in gross margin percent from Q4 to Q1 due to the drop in revenue. We really didn’t see anything of that magnitude this time and the driver of that was better yield performance, better level loading of our fabs and cost reduction actions that we’ve taken.

Operator: The next question comes from the line of Steve Smigie.
Steven Smigie Senior Vice President, Raymond James & Associates, Inc.	Q
Great, thanks a lot guys. Have to add my congratulations on some really nice performance and guidance. Just following up on your pretty large June revenue guide here. How can we think about September? Should we assume that you’re going to have a similar sort of strong seasonal September like we saw last year, or does this sort of pull forward revenue here a little bit?

Ralph G. Quinsey	A
President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.

I think you should still expect some good uptick in September, and no change in what we would expect seasonally to be in September. As we’ve said, we’re about a 40/60 split, and I think that will carry through.

Steven Smigie Senior Vice President, Raymond James & Associates, Inc.	Q
Okay. And so along those lines, what kind of color can you give on your feeling about your positioning for major platform launches through the end of the year here?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Again, I think we’re positioned for a very strong year in mobile. I feel very comfortable with where we’re at with new programs. The only headwinds we have right now in mobile are the legacy products that we have been very public about exiting. These are products with relatively low margins. We offer very little premium advantage. And so that’s about a $100 million headwind to our revenue this year. And if you add that $100 million back in and look at the guidance that we gave for the company, I think you’ll find that we’re growing faster than the market, comparatively speaking.

Steven Smigie Senior Vice President, Raymond James & Associates, Inc.	Q

Right. Okay. Last question, I just, I would say congratulations on the pretty massive performance improvement there on your TC-SAW product. Just brings one thought to mind, though. If your competitors are able to see some similar performance in their TC-SAW products, where would that put them relative to, say, your BAW product? I mean does that put them in a position where they could potentially use different filter technologies to try to delay you guys taking pretty serious share there with BAW, or does it not work like that?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, I think the short answer is no, and the general question is when does TC-SAW encroach upon BAW, if I understood your question. And the short answer is, there will be a mix of technologies addressing the market, whether it’s commodity SAW, TC-SAW or BAW. The general trend is a movement away from commodity SAW to either TC-SAW or BAW, for a variety of reasons.

In TC-SAW, what we’re really trying to do is to use more of the spectrum and, particularly in low frequency. BAW is targeted to high frequency and has a more attractive insertion loss characteristic than any of the TC-SAW technologies trying to be used in those frequencies.

And so like I said, there will be markets for BAW and TC-SAW. TriQuint will be a active participant. The larger part of the opportunity is BAW, and that opportunity continues to grow, and in fact the demand is exploding right now.

Operator: Your next question comes from Quinn Bolton.

Quinn Bolton Analyst, Needham & Co. LLC	Q

Hey, guys. Let me add my congratulations to the nice margin results in Q1 and the strong guidance in Q2. Ralph, on the mobile device business which seems to be driving most of the sequential increase here in the second quarter, can you give us a sense, is this really being driven by your strong book-to-bill on the premium filters or is it more broad-based across filters and PAs? And also, any comments about customers? Is it fairly broad-based across the customer base or is it sort of dependent on any particular programs?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

I would say that our highly integrated devices and discrete filters are driving most of the improvement–fairly well balanced there between the two going from Q1 to Q2, and then MMPAs comes in third. And it’s fairly broad customer base–the discrete filters, the premium filters have a fairly broad customer base.

Quinn Bolton Analyst, Needham & Co. LLC	Q
Okay. But some of it is the patch or other integrated modules that does contribute to the second quarter growth?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes. And just remember, we had an inventory correction in Q1. So, we were pretty much spring loaded for a bounce back in Q2.
Quinn Bolton Analyst, Needham & Co. LLC	Q
Got it. Okay, great. Thank you.
Operator: Your next question comes from the line of Cody Acree.
Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q

Thanks guys, and let me add my congrats. Maybe back to that question, the prior question. So, when you’re looking at your level of visibility and your high book-to-bill, we had very strong numbers out of Skyworks and there’s a lot of talk or at least questioning on how much possible pull there is from that secondhalf. And it sounds like you’ve got some decent visibility. I just, could you characterize that level of visibility of what is sitting in the channel? What’s for pre-production orders and what kind of visibility do you have into Q3 right now?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
We have what we have. I mean the market is fairly dynamic. Most of the design win activity is pretty solid for that time period. It’s just end user demand and timing, and so we get clear visibility of what expectations are from our customers, but that visibility can change. Right now, I think that we have a fairly conservative view of the market. Q2 is a big step up for two reasons: a little bit of the bounce back from the inventory correction in Q1, and then just exploding demand for discrete filters. I would say there is, that there is no pull forward from the second half into Q2 in our current numbers.

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Only the second half, no pull forward from —
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

From the second half into the second quarter in our numbers, and so we still expect to see a nice increase – a typical increase, as we’ve been saying, a 40%, 60% split first half second half as we’ve seen the last couple years.

Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q

And on the gross margin side with the improvements that you’re seeing, how much can you characterize that being product mix versus higher utilization rates, and where are you seeing those utilization rates heading today?

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

I think the big factors driving our margin have been more around much better product mix, more discrete filters, less legacy amplifier products in mobile, cost reduction efforts and improved yields. Utilization, certainly in Q1, it’s a relatively weak period for utilization, as we go through the year, it tends to get better, peaking in Q3, but underneath the seasonality of utilization, if you will, are very significant improvements in the underlying model.

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

And just to add to that if you look at revenue, Q1 last year revenue this year, and then compare margins, it supports exactly what Steve said. It’s coming from product mix, cost reductions more than just overall utilization.

Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q
And is there any color you can provide for, so at that 40% plus gross margin on average—what utilization that might indicate?
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
No. And I don’t think that’s the biggest driver. I really think it’s the other things that I talked about.
Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q
Okay. Great. And then, lastly, you had a big guide for a non-cash tax hit for this last quarter that helps the upside. Can you give details on what the delta was there?

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Sorry. Could you repeat the question?
Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q
This last quarter you gave a non-cash tax guidance that ended up being much less of a drag on your non-GAAP EPS than actually happened. I just wondered what the delta was.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Yes. So we typically only comment on cash taxes, so I think you meant a non-GAAP tax?
Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q
Yes, I’m sorry, non-GAAP.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

Which is a cash basis, and our cash taxes have typically been around $1 million a quarter, maybe a little bit less and represent payment of foreign and state minimum taxes. And so I don’t really see any change in that this year from the prior year.

Cody G. Acree Managing Director and Senior Research Analyst, Ascendiant Capital Markets LLC	Q
Okay. Thanks guys, congrats.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
You bet.
Operator: Our next question comes from the line of Mike Walkley with Canaccord Genuity.
Siddharth Sinha Analyst, Canaccord Genuity, Inc.	Q
Hi. This is Sid on for Mike. Thanks for taking my questions–just a couple of them. Ralph, within the China market TDLTE smartphone ramp in terms of their design activity and shipments, how should we think about the cadence of the smartphone ram? Is it gradually, incrementally increasing through the quarters in 2014? And then, within this ramp itself are you predominantly still selling discrete filters, or are you seeing more pull in for integrated solutions on MMPAs?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, the first part of your question, your thesis, is accurate. We’ll see gradual increases throughout the year quarter-to-quarter, primarily driven by increased demand for discrete filters, also strength in integrated devices, but we believe that the market is still dominated by discrete filter opportunities across a broad set of customers, particularly in China. Over time, those filters, married up with wafer level packaging, will be integrated into dense RF modules.

Q
Siddharth Sinha Analyst, Canaccord Genuity, Inc.

Great. Thank you. And then given your strong share with Samsung you talked about, and some of your leading OEMs and with strong channel design activity, in terms of the second half of this year, should we see less customer concentration for you with respect to past years?

A
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.
I guess the way to answer that is I think we will have more customers that are getting close to that 10% level, so yes, you should see less customer concentration.
Siddharth Sinha Analyst, Canaccord Genuity, Inc.	Q

Okay. Great and then just one last one thing if I can. You talked about Band 13 creating opportunities for TC-SAW. Are there any other particular geographies or markets in the world where the Band or the spectrum orientation is such that it’s favorable for you in terms of either your BAW filters or TC-SAW filters?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, so TC-SAW and BAW, for BAW, we talked a lot about TD-LTE in China and the Bands in Asia being very attractive Bands, 38, 40, 41 and then Band 7. Those are all attractive Bands for our BAW Technology and then Band 13, Band 26 for TC-SAW.

Siddharth Sinha Analyst, Canaccord Genuity, Inc.	Q
Great, thanks for taking my questions.
Operator: Our next question comes from the line of JoAnne Feeney with ABR.
JoAnne Feeney Analyst, ABR Investment Strategy LLC	Q
Thanks and congrats on the nice gross margin last quarter and the strong guidance this quarter. I was hoping to get a little bit more clarity on the outlook for the quarter; in particular, how much of the upside beyond any corrections on the inventory taken down last quarter is coming from model ramps of the units versus greater RF content, and does that vary for your China experience versus some of the more international brands with whom you work?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, Joanne I think the way to think of that is that we’re getting some bounce back in the inventory correction in the quarter. I’m not going to be specific on that, but it’s material. And over and above that, it’s in mobile; it’s being driven primarily by a broad set of customers primarily in Korea and Asia adopting our premium filters.

JoAnne Feeney Analyst, ABR Investment Strategy LLC	Q
Okay so that sounds like its content more than units. It’s a real change in opportunity for you guys?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Correct.
JoAnne Feeney Analyst, ABR Investment Strategy LLC	Q

Okay. And then last quarter someone was asking about clarification on the gross margin outlook. you also said that you expected to meet or beat consensus expectations regarding earnings per share for the year of $0.49 at that time, and seems like with this current quarter’s guidance you’re on track to do that. Would you care to comment on the outlook for the full year in that regard?

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
We stand by our prior comments. We still think that comment is valid.
JoAnne Feeney Analyst, ABR Investment Strategy LLC	Q

Okay and then one last question. With the RF Micro Devices announced the last quarter of their integrated solution, and wondering if you’re seeing any use of your BAW filters in that solution yet, or if you would expect to see that in the second half of the year?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
You know I’ll let RFMD comment on their suppliers.
JoAnne Feeney Analyst, ABR Investment Strategy LLC	Q
Okay. Very good. Thanks very much.
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
You bet.
Operator: Your next question comes from Mike Burton with Brean Capital.

Mike A. Burton Analyst, Brean Capital LLC	Q

Hi, guys, and congratulations on the good quarter and guide. Was hoping, Ralph, if you could give us a little more color on your expectations for networks and defense and within networks. What are you seeing for radio versus transport in Q2 and for the year?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Sure. For the first half of the year, as I said, the compares from first half last year are held back by our exit of the non-strategic foundry business. And so, after Q2, that compare goes away. We are basically staying above even and actually gaining some by strong growth in our base station markets. I think that momentum will continue into the second half, because second half compares are going to look fairly favorable.

It’s driven by three things. Base station strength: We have doubled in Q1 our revenue from a year ago, and those products are integrated MCMs by and large where we just leverage the technology strength of TriQuint to pull through more revenue. It’s optical products: we saw a little bit of an inventory correction in optical in Q3 last year and that’s behind us and optical looks strong again. And then it’s new products and standard products in the defense market, along with program timing for major defense programs.

Mike A. Burton Analyst, Brean Capital LLC	Q

Great. Thanks. That’s helpful. And then, Steve, any guidance on how we should be modeling OpEx to trend this year, any puts and takes relative to all the products you mentioned that you’re rolling out or the merger?

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

So, pre-merger TriQuint standalone, I’d say that OpEx was artificially inflated by a couple million dollars in Q1 as we paid more FICA match on higher income due to option exercises. We’re guessing, and it’s an educated guess, so it’d be another million of that in Q2 and then we’ll actually get some of that money back in the back half as employees cap out. I think you’ll see OpEx decline sequentially Q1 into Q2, and probably from Q2 to Q3, and from there we’ll see how things work out as we close our proposed merger with RFMD.

Mike A. Burton Analyst, Brean Capital LLC	Q
Great. And then last one for me. Ralph, what’s your outlook for the WLAN business? Looks like it was down pretty hard. How do you see that business trending for you guys going forward? Thanks.
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes, so the WLAN TA business, as we’ve discussed, as it commoditizes, we’re going to back away from that. But WLAN business associated with co-existence filters, that’s our fastest growing product line right now. The way we classify the co-existence filters on our website is in the 4G LTE category, so you lose a little bit of visibility, but it is enabled by the co-existence of LTE. So that’s where we believe it should reside. Going forward, we’ll continue to participate in the active side of the WLAN market whether it be

LNA switch or premium amplifiers for mobile. We really think the opportunity in WLAN is more in the connectivity side, more in the infrastructure side. We are investing there where we see a great opportunity once again for premium performance and high value active components.

Operator: Our next question comes from Tom Diffely with D.A. Davidson.
Tom R. Diffely Analyst, D. A. Davidson & Co.	Q

Yes good afternoon. First, a clarification for you, Steve. When you talk about being fully booked in the quarter, you’re not talking about being fully booked as a percentage of capacity, it’s more just orders in hand versus revenue outlook.

Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
Yes, sadly you’re right. I wish our factory was completely full. We would be rocking. No, we have received orders equivalent to the amount of revenue we’re guiding for the second quarter.
Tom R. Diffely Analyst, D. A. Davidson & Co.	Q

Okay, great. And then Ralph, may be a little more granularity on the relative size of the TC-SAW market versus the BAW filter market, and what type of relative pricing or profitability, and if you have industry data that’s fine too, if you don’t want to give your own data.

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes, so right now the premium filter market is in that range of $1 billion or just below and we think it’s growing quite rapidly, maybe $2 billion in a couple of years. The majority of that is currently BAW. We think that, down the road, TC-SAW market will continue to expand with a conversion of requirements from what was satisfied by commodity SAW to what will be required by TC-SAW. So, a smaller part of the overall premium market, but I do believe it will grow over the next several years.

Tom R. Diffely Analyst, D. A. Davidson & Co.	Q
And do you see TC-SAW as still being more competitive than BAW, and so the margin structure is not quite the same?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

No, I would say both TC-SAW and BAW will both have margin structures that will be favorable to the mobile industry in total, until there’s more suppliers out there or there are other changes in the marketplace. Right now, the technologies are very capable and they specifically address critical problems in the marketplace.

Tom R. Diffely Analyst, D. A. Davidson & Co.	Q

Okay. That’s helpful. And then finally, when you look at some other emerging 4G markets besides China, like India and Latin America, what are you seeing there? Do you have much exposure to non-Chinese emerging markets?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

So we’re a little bit removed from that because we sell largely into handset suppliers, and then they sell into the end markets. Most of our design activity right now in the mobile space is focused on North America, Korea and China—not a lot of design activity focused outside it. There are some in other parts of Asia, but the material part of our focus is in those three regions.

Tom R. Diffely Analyst, D. A. Davidson & Co. Okay. Great. Thank you.	Q
Operator: Your next question comes from David Duley with Steelhead Securities.
David Duley Analyst, Steelhead Securities LLC	Q

Congratulations on a nice guide and for taking my questions. I was just curious, I think in the past you’ve reminded us how big your filter business is. Could you just give us an update on the total filter business and then the discrete side of it?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A

Yes. And that’s always been a hard number to be public about because it involves kind of allocating some cost to the integrated part of our business, but we are transitioning our mobile business to being more filter-dependent. And I would say we’re probably at least 50% filter now, maybe going to 60%, and that’s only counting the percentage of the pads that are filter component of that. So certainly the larger portion of our market — of our revenue right now in mobile.

David Duley Analyst, Steelhead Securities LLC	Q
I’m sorry could you just clarify that? Whatever revenue you have, it is what is discrete and what is integrated?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
I haven’t broken that down. I was trying to give you what is filter dependent and what is not filter dependent.
David Duley Analyst, Steelhead Securities LLC	Q
Okay. Well I was just trying to clarify you made the statement about your book-to-bill and premium filters being 1.74 so you obviously have a revenue number for it.

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes, so if I understand your question what percentage of our business is just discrete filters, that’s probably closer to 30% of our business right now.
David Duley Analyst, Steelhead Securities LLC	Q
30% of the mobile business?
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes, of the mobile business.
David Duley Analyst, Steelhead Securities LLC	Q

Okay, thank you. And just another clarification, you talked about the legacy products and the impact on revenue. Could you just remind us what the total impact of the legacy drag is and how long that’s going to last for?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
It’s about $ 100 million, $15 million in non-strategic foundry compares and $85 million in legacy products, including commoditized Wi-Fi.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

That’s 2013 going to 2014 and then there will be a little bit left that will work through in 2015. We’re phasing this stuff out as customer products wrap up, so we’ll be through the heavy lifting this year.

David Duley Analyst, Steelhead Securities LLC	Q
And is it — should we assume that’s a linear decline this year or how do you look at that?
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A

That’s a fair way to do it. The decline actually picks up speed in the second half as people bring out brand new products and we’re released from older platforms, but linear is a conservative way to model it.

David Duley Analyst, Steelhead Securities LLC	Q
Okay. And then just final question from me is, if you just look at the segment of your business I guess that’s filter related the 50 -60%, maybe you could help us understand what you think the growth rate of that segment is and then what the offset is, what is the growth rate, I imagine it’s smaller of the standard TA business?

Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.	A
Yes, I would say the fastest growth rate for 2014 is in the discrete filters, coming from a smaller base, broader customer demand right, and then everything else is kind of behind that.
Steven J. Buhaly Chief Financial Officer, TriQuint Semiconductor, Inc.	A
It’s really very fair to say that discrete filters are outgrowing the decline but not by much. It’s kind of a horse race, but the good news is that decline has only got so much to run.
Operator: And there are currently no further phone questions at this time.
Ralph G. Quinsey President, Chief Executive Officer & Director, TriQuint Semiconductor, Inc.
Well I want to thank all of our investors for their interest and I look forward to updating you on the next call.
Operator: Again thank you for your participation. This concludes today’s call. you may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate,” “intend” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof.

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In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

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RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.